

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

January 6, 2010

<u>Via U.S. Mail</u>

Maurice Bidaux
President, Chief Executive Officer and Chief Financial Officer
Keyser Resources, Inc.
61 Sherwood Circle NW
Calgary Alberta
T3R 1R3

> **Re: Keyser Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2009**
> **File Number 333-159561**

Dear Mr. Bidaux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Notwithstanding our prior comment 2, inconsistent disclosure remains throughout your document. Please review and thoroughly revise your registration statement to provide consistent, accurate, current, and comprehensive disclosure. The following items, while not a complete list, must be addressed:

- the Table of Contents that precedes page 1 includes several entries which differ from the actual captions at the referenced pages;

- at page 5, you state that your "current operating funds are estimated to be sufficient to complete the first phase" and at page 15 you state that "[w]e anticipate that we have enough funds to complete our Phase One exploration program", but disclosure at page 16 and elsewhere suggests otherwise;

- at pages 16 and 24, in the paragraph that begins "Under our agreement with Bearclaw," you state that you "may acquire" a 90% interest if certain payments occur, including payments made by December 31, 2008 and September 30, 2009, although these dates have already passed;

- although appearing to refer to the identical $12,500 required payment, you provide different dates for the corresponding deadline at pages 2, 14, 16, 22, 23, and 24;

- at page 17, the tabular disclosure suggests a different total for the truck rental and fuel costs than does the textual entry under the caption "Transportation Purchase Plan."; and

- the new disclosure you added at page 27 suggests that for the three months "ended September 30, 2009, Mr. Bidaux provided management services valued at $12,480. As of September 30, 2009, this amount is included in due to related party." But this conflicts with the unchanged disclosure at page 28 regarding the "understanding between our company and Mr. Bidaux that he will work for us at no cost. He will not be compensated for past, current, or future work."

Our Business, page 2

2. You state here and elsewhere that if you do not make "the specified annual expenditures" you will forfeit your right to exercise the option under the Bearclaw agreement. Clarify what constitute these specified annual expenditures. If the specified annual expenditures are the referenced "exploration expenditures" due by September 30, 2010, please revise to make this clear.

Maurice Bidaux
Keyser Resources, Inc.
January 6, 2010
Page 3

Plan of Operation, page 15

3.   We note your response to our prior comment 4. In the prior amendment filed July
      24, 2009, you indicated at page 15 that "Discovery Consultants of Vernon B.C. has
      prepared letters of notice of work to the landowners and they will be sent out this
      week." Your new disclosure now indicates that DC has "prepared letters of notice
      of work, but drops mention of when they will be issued. So the new disclosure that
      "no concerns have been expressed by any landowner" requires further explanation,
      as it appears that the letters were not sent out as had previously been suggested.
      Also clarify the reason that work may commence eight days "after receiving the
      notice," in light of the 10 day notice requirement you mention.

4.   As prior comment 6 suggested, please revise the disclosure at page 15 to clarify that
      Mr. Bidaux is not obligated to provide personally any necessary funding for the
      listed programs. We note the statement that he will "use his best efforts to arrange
      for the financing of the shortfall."

Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 28

5.   We note your disclosure in the first paragraph under this heading explaining that
      you dismissed Moore & Associates Chartered on August 18, 2009. Please revise
      the last sentence of this paragraph to clarify the nature of the opinion that had
      been rendered and to remove language recited from the disclosure guidance.

6.   Please update your disclosure identifying Moore & Associates, Chartered as an
      expert on page 13. We expect that no reliance is placed on this firm and that you
      should instead by identifying Seal and Beers, CPAs which you engaged to audit
      your financial statements for all periods presented.

Financial Statements

General

7.   We note that your Statements of Operations and Statements of Cash Flows are
      labeled as unaudited, which is not consistent with the representation included in
      the audit opinion on page F-2. Please resolve this inconsistency.

Report of Independent Registered Public Accounting Firm, page F-2

8.   We note that the audit opinion from Seal and Beers, CPAs does not cover your
        balance sheet as of December 31, 2007. The balance sheets as of the end of each
        of the most recent two fiscal years must be audited to comply with Rule 8-02 of
        Regulation S-X. Please discuss this matter your auditors and make the necessary
        arrangements; you will need to amend your registration statements to include an
        audit report covering your balance sheets as of December 31, 2008 and 2007.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

<u>Via Facsimile</u>
Darrin Ocasio, Esq.
(212) 930-9725